The Witch's Cottage



INVEST IN **THE WITCH'S COTTAGE**

A Witchy & Nature themed Café/Bakery/Bar/Restaurant/Performance Venue that is focused on community

witchscottage.com Los Angeles, CA

Female Founder | Brick & Mortar | Restaurant | Cafe & Food Truck

Highlights

1. The Witch's Cottage offers what no one else can—a cozy, artistic, nature-inspired community space.

2. The rise of "third places"—a retreat for people seeking a sense of belonging outside of work/home.

3. Proven community engagement: Local artists and performers are already eager to collaborate.

4. The once-in-a-lifetime opportunity to secure this venue adds urgency and potential for rapid success

5. The founders have decades of experience in hospitality, live events, and community-building.

6. With an eco-conscious operation and sustainable sourcing, we're aligned with current market demands.

7. This location in the heart of NoHo Arts District ensures exposure to a vibrant/arts-driven audience.

8. The Witch's Cottage is a community-driven mission to foster creativity, inclusivity, and culture.

Featured Investor

Madeleine Heil
Syndicate Lead

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Invested $150,000

Mother, Sound Recordist, Entrepreneur, Voice Over Director, Burlesque Performer, and Artist.

"As a member of the artistic community in Los Angeles, I've seen the growing need for community spaces that support the fostering, growth, and development of the artistically minded souls in the Valley. Post-covid, a lot of cornerstone organizations had to close their theaters, coffee shops, and markets. Though the physical spaces for like-minded individuals seem to be dwindling, the communities are eager to continue to grow. I love the idea and driving forces behind The Witch's Cottage. Bringing in an otherworldly sense of one-ness and belonging, and partnering it with good food and greater purpose, seems like something Los Angeles really needs to heal right now. The thought of being able to grab a coffee and scone in the morning, come back for a work lunch with colleagues, then visiting in the evening for a rock concert upstairs, and strolling over to the parking lot on the weekend for a pop-up marketplace? Where else could you find such a cultivated experience? I'm thrilled to be an investor in this community development concept. We need more people like Celina & Danielle to create more safe spaces like this in Los Angeles."

Our Team



Celina Lee Surniak Founder

Celina is an experienced entrepreneur and leader with 13+ years in event coordination and live entertainment. Specializing in operations, team management, and more, Celina excels at transforming creative visions into profitable and sustainable ventures.



Danielle Ozymandias Founder

Danielle brings 30+ years in hospitality and 18 years in live event production. From running kitchens to managing theaters, she's built a career blending creativity and operations. She's passionate about community, and crafting unforgettable experiences.

A Wholesome Escape to the Woods in the Heart of North Hollywood

Take a second to imagine walking in the woods and finding a witch's cottage. You enter and she has plants hanging from the ceiling and the smell of fresh baked treats floating in the air. She gives you a drink of choice- whether it is a cup of tea with magical intention or a stronger potion to level your nerves. Then imagine a bard playing in the corner or a troupe of artists walking through. Now just think of a window seat that is constructed like a tree, where you can read and drink your tea to your hearts content.

At the heart of our vision is a place where community, creativity, and connection converge—an immersive space that goes beyond just food and drinks. We're creating a sanctuary for dreamers, artists, and makers—a "third place" where everyone belongs. A third place is more than a café or bar or a restaurant; it's a gathering spot that isn't home and isn't work, but is a place where people feel seen, inspired, and part of something greater. It's where conversations flow, art comes to life, and ideas are sparked. Our mission is to cultivate this space, where creativity thrives, local talent is celebrated, and every corner invites connection.

For over a decade, we've dreamed of bringing this vision to life. Both of us have years of experience in hospitality, live events, and community-building, and finally sat down in January of 2024 to take the ultimate leap. Together, we've poured our hearts into creating a vision that not only serves the community, but uplifts it—where people can come together, share a meal, enjoy live performances, and explore their creativity through workshops, art, and so much more.

Now, we have the rare opportunity to turn this dream into reality with the possibility of securing an exceptional historical building in the heart of the North Hollywood Arts District. This location is more than just a building—it's the ideal canvas for everything we've envisioned. Its expansive layout, architectural charm, and prime location make it the perfect place for our community-focused, immersive space. This building isn't just where our dream could live—it's the very foundation we need to create a true "third place" for our neighborhood.

The opportunity is as exciting as it is rare. We've been given the chance to secure this building, but there's one crucial step we must take to make it happen: we need to prove our ability to meet the capital requirements for the lease by the end of this month. It's a critical moment, and with your help, we can make it happen. This is a once-in-a-lifetime opportunity to build something meaningful in a space that perfectly aligns with the needs of our multifaceted communities. We know that this place has the potential to become the heart of the neighborhood, a vibrant, magical space where people come to connect, create, and belong.

DISCLAIMER: The building discussed in this pitch deck has not been officially secured. It is a high possibility and it is the goal of this Crowdfunding/Investment Campaign to be in a position to show the building's owners that we are in a position to take over the lease. They have met us and love our vision and believe it can be sustainable. This is the final step in that process. Regardless, The Witch's Cottage WILL have a home- but this building has our hearts and it is our current goal to secure it.

We are ready to seize this moment, but we need your support to make it a reality. Together, we can transform this building into a thriving, inclusive space—a true third place for all.

For a detailed breakdown of our plans, vision, and everything you need to know—from the building to the aesthetic, food concepts, and long-term planning—please see the pitch deck located beneath this section. We're excited to share all of the details with you and hope you'll join us in making this dream come true.

This is our story, and this opportunity could be the beginning of something truly extraordinary. Will you join us in making it happen?

(*Most images are stock/concept images. Legend for whether an image is a stock image or a personal image is located on the Table of Contents Page, below*).



Page 1
The Burbank Witch, LLC
The Witch's Cottage
A Wholesome Escape to the Woods in the Heart of North Hollywood
FULL INVESTOR PITCH DECK
Presentation By:
Celina Lee Surniak
Danielle Ozymandias

Table Of Contents

-Cover 1
-Table Of Contents 2
-"An Epic Opportunity" 3-5
-Vision And Concept 6-10
-Market Opportunity 11-14
-Business Model 15-16
-Financial Projections and Analysis 17-22
-The Team and Expertise 23-27
-Investor Ask and Offer 28-32
-In Conclusion 33-36

DISCLAIMER: The building discussed in this pitch deck has not been officially secured. It is a high possibility and it is the goal of this Crowdfunding Investment Campaign to be in a position to show the building's owners that we are in a position to take over the lease. They have met us and love our vision and believe it can be sustainable. This is the final step in that process. Regardless, The Witch's Cottage WILL have a home- but this building has our hearts and it is our current goal to secure it.

Note: all photos used here are stock images unless otherwise noted via marks below (bottom right of the images):

Stock Image:

Our Image:

The Epic Opportunity


FEDERAL

1 The Federal Building's Unique Appeal

With its rich history and prime location in the heart of North Hollywood, The Federal Building is the ideal space to create a magical, nature-filled retreat that serves both the community and visitors from afar. With two floors totaling 5,400SF each, it provides ample room above and below for business operations

2 Foot Traffic Potential

Located near the Metro Red Line, the space is poised to capture significant foot traffic from commuters and tourists, making it a convenient destination for both locals and visitors.

3 Honoring the Arts

By revitalizing The Federal Building with a nature-inspired concept that emphasizes the preservation of the arts, we aim to contribute to the cultural vibrancy of the NoHo Arts District.

DISCLAIMER: The building discussed in this pitch deck has not been officially secured. It is a high possibility and it is the goal of this Crowdfunding/Investment Campaign to be in a position to show the building's owners that we are in a position to take over the lease. They have met us and love our vision and believe it can be sustainable. This is the final step in that process. Regardless, The Witch's Cottage WILL have a home- this building has our hearts and it is our current goal to secure it.


Page 4
Connection Driven
1 Inclusivity vs. Exclusivity
Community is at the heart of everything, bringing people together to share, create, and connect in meaningful ways. It's a reminder of the strength found in collaboration and the magic that happens when individuals come together with shared purpose. In this space, community is more than a value—it's the foundation that inspires and sustains.
2 Holistic Community Focus
By integrating wholesome creativity, and nature-inspired design, the space will nurture a sense of belonging and self-care for everyone who visits.
The Burbank Witch, LLC





Space Design & Aesthetic

MAXIMALIST DECOR

The entire space will be transformed with maximalist decor, with live and aesthetic plants adorning the walls and windows, creating the sensation of being surrounded by a magical, lush forest.

Vision & Concept

Downstairs: A bakery/café that feels like an enchanted forest, offering homemade-style food and drinks in a cozy, welcoming environment.

Back Room: A restaurant/bar with mystical, nature-inspired cocktails in a witchy, intimate setting, and simple, yet satisfying meals that bring cozy, earthy flavors to your table.

Upstairs: A performance venue styled as a stage in the woods, for creative events, community outreach programs, and accessible space for artists and creatives seeking a safe retreat amidst the urban landscape.







Downstairs: Café & Bakery

Whimsical
Cozy
Rustic
Lush
Earthy
Warm



1 Bakery/Café

A warm and welcoming environment, filled with greenery, where guests can enjoy freshly baked goods, comforting meals, and artisinal teas and coffees.






Each cup or baked treat is crafted to soothe the soul and spark your imagination, transporting you to a world of wonder.

We also plan on partnering with Artisans who share our mission and aesthetic. Our plan is to provide a location for local artisans to sell their work. We plan on only taking a 25% commission from retail in order to boost visibility in our local arts community.

Downstairs: Bar & Restaurant



2 Bar/Restaurant

An intimate space offering handcrafted cocktails and drinks inspired by natural and mystical elements, creating a cozy, mysterious vibe- and freshly prepared meals that evoke the warmth of home, with dishes crafted for comfort and nourishment.






Mystical
Intimate
Artisanal
Spellbinding
Inviting
Otherworldly
Enchanting

Upstairs: Performance Venue



Nature-Themed Design:

"Step into an enchanting woodland retreat, where live plants, wooden panels, and ambient lighting create a mystical, nature-filled atmosphere. With tree-like structures, candle-lit tables, and lush greenery, the space offers a whimsical setting perfect for intimate performances."



Community Masterclasses

Explore enchanting masterclasses, from witchy crafts and mystical mixology to urban sustainability, yoga, and sound baths. Each session fosters creativity, wellness, and connection in a magical setting.

Performances and Events

Experience captivating performances and events year-round, from live music and theatrical shows to storytelling nights and themed celebrations. Each event is carefully curated to complement the venue's enchanting atmosphere, creating unforgettable moments for all.

Third-Party Rentals

"The Witch's Cottage" offers significant revenue potential through third-party rentals of our upstairs performance space. With its immersive witchy-cabin aesthetic and prime location in the NoHo Arts District, the space is ideal for private events, workshops, photoshoots, and performances. This flexibility ensures consistent income, tapping into a market eager for unique and visually striking venues. Rentals will diversify our revenue streams, maximize space utilization, and establish us as a go-to destination for creative and professional gatherings.









Market Opportunity

The demand for spaces that provide magical escape and sanctuary are at an all time high. Nestled in the vibrant NoHo Arts District, our witchy cafe/bar/restaurant/performance space will be a haven amongst the never ending hustle and bustle of the city, offering a one-of-a-kind venue that blends immersive aesthetics, artisanal food and drinks, and live entertainment. With strong foot traffic, a supportive local arts community, and a growing appetite for novel experiences, this concept is positioned to become a landmark destination for locals and visitors alike.

Revitalizing the NoHo Arts District:

Creative Programming with a Community Focus:


NoHo

Supporting Local Creatives:

We're building an inclusive space where artists can practice and perform, helping grow the local arts scene in the NoHo Arts District.

Great Location

Just steps from the Metro Red Line, The Federal Building is accessible to both locals and tourists, bringing in plenty of foot traffic.

Preserving NoHo Arts Legacy:

The NoHo Arts District is a key part of LA's creative history. Our venue will support both new and established artists, contributing to the area's cultural heritage. The upstairs space will host performances and also be open to local artists, nonprofits, and organizations, making it a community-focused throughout the week.

DISCLAIMER: The building discussed in this pitch deck has not been officially secured. It is a high possibility and it is the goal of this Crowdfunding/Investment Campaign to be in a position to show the building's owners that we are in a position to take over the lease. They have met us and love our vision and believe it can be sustainable. This is the final step in that process. Regardless, The Witch's Cottage WILL have a home- this building has our hearts and it is our current goal to secure it.



Page 13
The Burbank Witch, LLC
NoHo is GROWING
NoHo
1 New Developments DISTRICT NOHO
A huge new development has been approved for the NOHO District. It will bring 1,500 multifamily residential units, 400,000SF of community retail space, and 500,000SF of office space- thereby increasing NOHO's influence dramatically, over the next 15 years! This location is situated directly across from this new development.
2 Average Foot Traffic
NOHO is a prime location for foot traffic. Situated just across the street from the metro station provides access from across the city. With the new development "DISTRICT NOHO", it will increase over time.
3 Demographics of the Area
According to CBRE, as of 2023, the area surrounding this building is home to roughly 257,000 people with an average income of $130,700. Over 137,000 people work in the area, with 34% of them being Millenials. This will only increase with time due to the development of "DISTRICT NOHO".
4 Theater/Live Performances
So many performance venues and theaters shut down after the pandemic. It is important to maintain the live performance culture in the Arts District. With the new surge of people in the area, providing another home for the arts is of the utmost importance. Our venue would provide this opportunity on the north side of the Arts District.

Unique Selling Points



1 An Escape to the Woods

We are creating an immersive, nature-filled experience where guests can escape city life and reconnect with wholesome spirituality, art, and creativity.



2 Witchy, Welcoming Aesthetic

The space will have a magical yet nurturing atmosphere, promoting self-care, mindfulness, and spiritual well-being.



3 Community-Centered

With a focus on accessibility, the upstairs performance space will regularly serve as an accessible venue for local artists and nonprofits, ensuring community engagement and outreach.


LANKERSHIM

4 Preserving the NoHo Arts Legacy

As the NoHo Arts District continues to grow and evolve, we aim to be a part of its enduring legacy by preserving its role as a cultural and creative hotspot.



Business Model Overview

This independently owned multifaceted business is modeled after the high-traffic environment of The Federal Building in North Hollywood but conservatively projects only 75% of the typical café and restaurant foot traffic in this particular area. This buffer provides a conservative estimate of where sales/patronage would exist. With a lively, welcoming atmosphere, the cafe combines artisanal offerings, a well-designed bar, and community-driven events, creating diverse revenue streams while allowing for scalability in foot traffic and special event capacity.

A Day in The Cottage

The venue will serve food and drink 5 days a week, to start. The performance venue/rental space/parking lot will be available 7 days a week



Café/Bakery Operations

The cafe and bakery will be in operation for the first portion of the day. Estimated hours will be 7am-3 pm.

Restaurant/Bar Operations

Lunch will overlap the café/bakery hours and begin around 11am and flow into dinner time. The kitchen will close around 9pm, and the bar will remain open until midnight.

Parking Lot

The parking lot provides a brilliant opportunity for art faires, markets, outdoor concerts, and other events. It also houses rental potential for local events/valet parking. Additionally, it can be available for base camp parking for film/television shoots to bring in revenue.

Performance/Event Venue

Ticketed events will take place on the upstairs level year round. These could include concerts, theater performances, galas, balls, dances, and other major events. These will be selected and curated by "The Witch's Cottage" monthly and provide aesthetically themed opportunities for the community to gather together.

Community Masterclasses

Masterclasses on various subjects (ranging from arts/crafts, to sustainable urban living, to self care and spirituality classes will be available twice a week.



Financial Projections and Analysis

Our financial analysis demonstrates a well-rounded and sustainable business model designed to maximize profitability and growth. With projections based on comparable high-traffic venues like The Federal Bar, we outline expected revenue streams from food and beverage sales, performance events, and private rentals. Detailed cost breakdowns, profit margins, and growth forecasts illustrate the strong return potential for investors and the scalability of our concept.

Key Financial Highlights

estimated 300 food/beverage customers per day, in this analysis (projected to have more than 300).

1 Projected Monthly Revenue
$235,812

2 Projected Monthly Operating Costs
$171,625

3 Estimated Monthly Profit
$64,187

Monthly Break Even Point: $171,625
Monthly Estimated Profit Margin: 27.22%

Daily/Monthly/Yearly Projections

Food/Beverage Sales
Masterclass Revenue
Retail Commission

Daily projections are based on operating for 5 days a week, to start. The Daily Average is calculated by dividing the monthly revenue projection by 20 operating days per month.

Revenue Stream	DAILY	MONTHLY	YEARLY
Cafe/Bakery	$2273	$45,465	$545,580
Restaurant/Bar	$2273	$45,465	$545,580
Masterclasses	$568	$11,366	$136,392
Commission from Artisan Sales (25% of sales)	$100	$2,000	$24,000
TOTALS:	$5,214	$104,296	$1,251,552

Daily/Monthly/Yearly Projections

-Event & Performance Revenue
-Third-Party Rental Revenue
Parking Lot Revenue

Daily projections are based projected event bookings. The Daily Average is calculated by dividing the monthly revenue projection by 30 operating days per month.

Revenue Stream	DAILY	MONTHLY	YEARLY
Events/Performances	$3,300	$99,000	$1,188,000
Third-Party Rentals	$750	$22,516	$270,192
Parking Lot	$333	$10,000	$120,000
TOTALS:	**$4383**	**$131,516**	**$1,578,192**

Monthly Operating Costs



Rent
Parking Lot Lease
Payroll
Health Insurance Costs
Utilities
NNN Fees
Insurance
Marketing/Miscellaneous
Supplies
Supplies 10.9%
Rent 17.5%
NNN Fees 2%
Parking Lot Lease 1.5%
Health Insurance Costs 9.1%
Payroll 54.9%

Our operating costs are thoughtfully structured to ensure sustainability and efficiency while prioritizing quality and employee well-being. Key expenses include rent, NNN costs, and parking lot rental for a high-visibility location, alongside payroll and comprehensive employee health coverage to support our team. Additional costs cover essential areas such as utilities, licenses and permits, insurance, food and supplies, marketing, and professional advisors. We've also allocated funds for emergencies and contingencies to safeguard the business against unexpected challenges. This balanced approach reflects our commitment to responsible financial management and long-term success.

Revenue Streams

The cafe is poised to achieve consistent profitability with its diverse revenue streams, supported by strong community engagement and an optimized operational strategy tailored to a high-foot-traffic tourist and arts district. The flexible space, combined with food, beverage, and event offerings, creates a sustainable and scalable business model.


Food and Beverage Sales
Masterclasses
Sales Commissions
Events/Performances
Third Party Rentals
Parking Lot
Third Party Rentals 9.6%
Parking Lot 4.2%
Food and Beverage Sales 38.6%
Events/Performances 42%
Masterclasses 4.8%





The Team & Expertise

Come and Meet:

DANIELLE OZYMANDIAS
& CELINA LEE SURNIAK



Danielle Ozymandias:

The Pro in the Kitchen

Areas of Specialty:

-Management and Team Building
-30 years restaurant experience
-18 years Live Entertainment Production and Management
-Event Producer
-Board Member (various entities)
-Seasoned Baker
-Director and Producer

Areas of Study:

-Baking:
--*Gluten Free*
--*Vegan*
--*Pastry*
--*Bread*
-Restaurant Design/Management
-Theater Degree

Danielle Ozymandias:



Danielle Ozymandias has over 30 years in the restaurant and hospitality industry, plus 18 years producing and managing live entertainment. Raised on a 1,000-acre farm in Wyoming, she learned the value of homegrown food and cooking at an early age. Danielle's career spans nearly every role in the restaurant world, from short-order cook to manager, working in diverse settings from diners to bars and fine dining across Wyoming, Oregon, Hawaii, and California. She also designed a diner kitchen at 17, and they still use her design today!

A theater graduate, Danielle has worked in both industries, starting as an actor and transitioning into theater production. For 17 years, she has produced for major LA companies, including Elephant Theater Company, Pacific Resident Theater, Sacred Fools Theater Company, and Broad's Word Ensemble, which she co-founded as LA's first all-female fight company. Danielle's experience includes producing theater seasons, charity events, Hollywood Fringe shows, and various performances, all while leading with a hands-on, "to-do list" mentality.



Celina Lee Surniak:

The Pro in Business and Event Planning

Areas of Study:

- More than 14 years of collegiate Study Specializing in:
  - Business Formation
  - Management
  - Communications
  - Salesforce/other team platforms
- Accounting
- Business Law and Operations
- Marketing and Strategy
- Bachelor's Degree in Performing Arts
  - specializing in production coordination

Areas of Specialty:

- over 13 years experience in being a solopreneur
- Business Building
- Production Management
- Conflict Mediation and Resolution
- Event Producer
- Artistic Board Member
- Event Planning and Coordination
- Marketing and Media Management/Organization

Celina Lee Surniak:

Celina Lee Surniak is a seasoned professional with over a decade of experience as a stunt and intimacy coordinator/director, and production/event manager. With a strong background in business formation, production management, and creative execution, she has successfully owned two single-member LLCs and organized more than 30 live events nationwide, within the last year alone. Celina's 14 years of collegiate study in business operations, including management, accounting, and marketing, equip her to plan and execute projects with precision.



Her expertise extends to curating community-focused, immersive experiences that blend safety, creativity, and inclusivity. Celina's work in choreography and performance design ensures that venues are not only functional but also unforgettable- with a focus on authenticity and building connections. With her entrepreneurial drive and event management skills, Celina is ready to make this cafe a key hub in the local arts and culture scene.



Ask & Offer

Join us in creating a one-of-a-kind destination that blends magic, community, and creativity. We're offering exclusive investment opportunities tailored to suit your goals, including equity stakes, revenue sharing, and loan agreements. Each option provides a rewarding pathway to be part of an extraordinary concept poised for success. This is your chance to not only invest in a business but in a vision that will captivate audiences and thrive in the heart of the NoHo Arts District and beyond.

FUNDING PLAN:

Current Funding Goal:
(inc. Investor investment)
$680,000



1 Partner Investment

Owners have invested **$20,000** into the business venture, and plan to invest **$10,000** more. However, some initial costs have eaten into this amount.



2 Crowdfunding and Sponsorships

We are currently building crowdfunding campaigns on WeFunder. We are also looking for Corporate Sponsorships. We are looking to raise **at least $400,000** from crowdfunding efforts.



3 Direct Investors

We are looking to obtain a **minimum** of **$100,000** from private investors. We hope to secure this portion from investors by the end of December.



4 SBA Loan Acquisition

We are looking at obtaining a **$150,000 SBA loan** to cover the transfer of the **ABC 47 Liquor License**. All paperwork has been submitted and we are working with a loan officer to obtain this funding. We hope to complete this process by end of December.

Projected Use of Funds

$530,000 of crowdfunding/sponsorhips/direct investments

Security Deposit/First Month's Rent/Parking Lot Rental/Associated fees	$80,000	Contractor Fees/Building Materials/Inspections	$41,500
3 Months Worth of Rent & Fees	$114,000	Salaries for Initial Staffing (during pre-launch)	$30,000
Professional Service Fees/Wages for Launch Partners (Interior Design/Menu Builds/Restaurant Operation Specialists/etc.)	$75,000	One Month of Employee Wages/Training/Etc.	$110,000
Deep Cleaning Fees	$4,000	Permit Acquisition	$15,000
Furniture/Decorations/Essentials	$17,000	Marketing Costs	$4500
One Month of COGS for Restaurant/Café/Bakery/Bar	$19,000	Initial bar Stock	$20,000

Additional $150,000 from an SBA loan for the ABC Liquor License 47

Key Risks for Investor Consideration

1. High Operating Costs
- Significant expenses for rent, payroll, health coverage, permits, utilities, and insurance must be managed efficiently to maintain profitability.

2. Competitive Market
- The food, beverage, and performance space industries are saturated, requiring strong differentiation to attract and retain customers.

3. Economic Fluctuations
- Recessions, inflation, or changes in consumer spending habits can directly impact revenue.

4. Unpredictable Customer Demand
- Seasonal trends, shifts in dining preferences, or event attendance variability can create revenue inconsistencies.

5. Regulatory Challenges
- Compliance with health codes, liquor licenses, and other legal requirements is crucial and can involve unexpected costs.

6. Supply Chain Disruptions
- Ingredient or supply shortages, delays, or price fluctuations can affect menu offerings and operational costs.

7. Labor Shortages
- Difficulty in hiring and retaining skilled staff can compromise service quality and smooth operations.

8. Operational Complexity
- Managing a combined bar, cafe, bakery, and performance venue requires seamless coordination and effective leadership.

9. Health and Safety Risks
- Pandemics, food safety concerns, or on premises accidents could harm operations, reputation, and customer trust.

10. Event Dependent Revenue
- Revenue heavily relies on the success and consistency of live events and performances, which can fluctuate.

11. Community Acceptance
- Gaining buy-in from the local community is essential to ensure consistent foot traffic and long term support.

12. Marketing Challenges
- Failing to effectively market and resonate with the target audience could limit visibility and growth potential.

An EPIC Collaboration

To begin, we want to extend our heartfelt gratitude for your time, energy, and interest in our vision. We recognize that our venture is as unique and whimsical as it is ambitious, and it stands apart from the conventional restaurant, bar, or performance space. This dream has been a passion of ours for over a decade, and this building holds a special place in our hearts, filled with cherished memories. We deeply respect and admire your commitment to preserving this building's historic significance and legacy. Your dedication resonates with us, and we believe we are uniquely equipped to honor that legacy while creating a space that fosters even more magic and community.

While we may not begin with extensive capital, we bring unwavering determination, creativity, and perseverance. We are ready to do the work, secure every resource, and find every cent needed to transform this space into an enchanting haven filled with greenery, nature, magic, and cozy mystery.

More than anything, we want you to feel like a vital part of this new chapter. This evolution of the space isn't just our project—it's a shared journey. We want you to feel connected to the magic, the community, and the vision. We aim to cultivate a space where you, too, feel at home.

Our funding plan reflects not only a clear path to opening but also our mission: to create a space where community thrives beyond the boundaries of home and work. Your belief in our vision is the first step toward making this dream a reality.



Closing Statement

We envision transforming The Federal Building into a magical, welcoming escape where guests can reconnect with wholesome spirituality, enjoy homemade-style food, and engage in artistic expression.

Through our community outreach efforts, we aim to create a lasting positive impact on the local arts scene and preserve the rich legacy of the NoHo Arts District.



NEXT STEPS

We look forward to discussing how we can collaborate to bring this vision to life and establish The Federal Building as a central hub for nature inspired community gatherings and artistic experiences.

Launch Plan

1 Months 0-4

The first four months are dedicated to completing all interior design/contractor projects, obtaining proper inspections/permits/licensing, hiring a staff, buying necessary furniture/supplies, all interior design work, finalizing a menu, and ensuring the business is set up for success. Heavy Marketing and PR will take place in months 3-4

2 Month 5

Prepare to Launch with a full schedule of events, completed menu, and fully trained staff. This month is about finalizing all of the pieces.

3 Month 6

Fully operational facilities! We will begin with a soft launch of the Café/Bakery, followed by a Grand Opening of the Restaurant/Bar. This month will culminate in a Gala Event featuring the upstairs performance venue!

Thank you for your time, energy, and consideration

Danielle Ozymandias
&
Celina Lee Surniak

THE TEAM:

Meet the Rest of the Launch Team

THE TEAM:

Jennifer DeRosa, Designer

Jen has worked designing one thing or another for roughly the last 20 yrs. After completing her BFA in theater, she pivoted into management of a home design store at the tender age of 22. In the years that followed she branched into fashion design, ultimately landing in costume design for Film, TV and theater. There has always been the itch to design interiors, though. Over the years she consulted with many friends for color analysis in their homes, assisted in painting artistic accent walls and designed larger scale murals. Finally in 2018, she admitted that her love for interior design could no longer be a hobby and started her certification at OTIS College of Art. After completion in 2020, she has been working privately as a designer for home spaces, and occasionally as a production designer for film. She believes wholeheartedly that her experience in the world of theater has given her a very rounded set of skills to pull from to make bold and artistic choices in her work. She wants nothing more in this life to make functional art that delights her clients.



THE TEAM:

Mitch Rosander, Culinary Director

Mitch Rosander has 20 years of restaurant and hospitality experience, starting off as a dishwasher before making stops as a server, bartender, line cook, and Sous chef. He's worked in all kinds of venues from restaurants and bars to fine dining and festivals. He can boast of time spent at Big River Grill in Stevenson, WA; Fickle in downtown Los Angeles; Barrel and Ashes in Studio City; and Severance on Melrose in Hollywood. He developed an early interest in cooking both with his grandfather after school and his step mom during a brief homeschooling stint, where he learned to bake, cook, and can.

Mitch is an actor and stage director, and is currently the Production Manager of the Whitefire Theatre in Sherman Oaks.

He enjoys splitting time between the kitchen and the stage.

His interest in cooking became professional when, one night while washing dishes, a line cook quit mid service and he had to jump on the line and help. From there he worked everything from BBQ to fine dining and everything in between.



THE TEAM:

Bree Pavey, Restaurant & Operations Consultant



Tor Brown, Bar Consultant

THE TEAM:

Bree Pavey, Restaurant & Operations Consultant

Bree began working in upscale casual and fine dining hospitality in Chicago in 2003 as a server, host and barback. By 2006 she was in Los Angeles and had ascended to bar manager and then AGM at the Daily Grill in DTLA. At Daily Grill, Bree learned the value of systems, organization and strong record keeping. In 2011, Bree relocated to New York City and found herself working as General Manager for celebrity Chef Cesare Casella at his Upper West Side Manhattan restaurant, Salumeria Rosi. There, she had the incredible privilege to meet and work on various culinary projects with chefs including Mark Ladner (Del Posto by Sirio and Lydia Bastianich) Anne Burrell (Food Network), Massimiliano Alajmo (Le Calandre in Italy), and many more. Bree returned to Los Angeles with a new love for culinary craftsmanship and began to work with LA based chefs such as Bryant Ng (Spice Table, Cassia) and James Ta. She added a love of craft cocktails when she joined the opening team of Bow & Truss in NoHo as their Assistant General Manager, and was privileged to join the training team of Liquid Assets to learn about the history and techniques of cocktail craftsmanship. She learned that the artistry she'd come to admire in the chefs she worked with, was equally present in good cocktails as well. Bree would go on to serve as General Manager for Bar 1886 and The Raymond in Pasadena, also alongside the Liquid Assets team. Since 2016, Bree has served as the Executive Director of The Blank, and she builds operational systems, checklists and guidelines for smaller scale and pop up projects. Bree has always believed that a company's success is rooted in the people who work there, and a well informed, well supported and enthusiastic team will always set the tone to ensure guests have an exciting and memorable experience.

THE TEAM:

Tor Brown, Bar Consultant

Tor has worked in hospitality for 18 years. Starting as a dishwasher at a sushi restaurant in his home town in the landlocked state of Oklahoma, Tor worked his way through every position in the front of house, and many in the back of house as well. After moving to Los Angeles, he trained on bar knowledge, cocktail and spirit history, technique and craftsmanship with Liquid Assets, 1933 group, Matt Biancinello, Sam Ross, and Brandyn Tepper. With the knowledge and experience he gained from some of the best in the business, Tor continued to work and train, and eventually moved from mentee to mentor in teaching others the history and techniques of culinary craft cocktails at bars such as Bar 1886 at The Raymond in Pasadena, Hinoki and the Bird in Century City, Bistro Jolie on Mulholland, and many more. He worked with Liquid Assets to help open Bow & Truss in the NoHo Arts District and Pedalers Fork in Calabasas, a highly successful hybrid restaurant in Calabasas. Tor was also part of the opening bar team for Broken Compass, an incredibly busy and popular tiki bar in Burbank where he currently manages the bar. When consulting for a new cocktail program, Tor strives to deliver the heart, history and mission of the bar or restaurant, while meeting and exceeding guest satisfaction every step of the way. Passion and specificity through technique are Tor's greatest strengths, and are at the forefront of every training and consultation he does.